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Ms. Jennifer Gallagher, Division of Corporate Finance
United States Securities and Exchange Commission
100 F St NE
Washington, D.C.  20549
Via Facsimile / EDGAR

October 2, 2006

Dear Ms Gallagher,

This letter is in response to your comment letter of August 23, 2006, concerning the Company's Form 10-KSB for the fiscal years ended December 31, 2005 and December 31, 2004, respectively and the pending Form SB-2 Registration Statement. The organization of this response follows the item designations contained in your comment letter, which we have reproduced below.

COMMENT NO. 1

We have reviewed the revisions you have proposed to make in an amendment to the Form 10-KSB. For each adjustment appearing on your proposed restated balance sheets and consolidated statements of operations, please disclose further detail of the components of the adjustment amount and provide a clear discussion of why the adjustment was necessary to restate your financial statements in accordance with GAAP. For example, adjustment (d) to the derivative liability, you should provide a discussion of the offsetting account(s), your historical accounting for these features/instruments and a brief discussion of the accounting literature applied in restating the historical amounts. Where multiple adjustments impact a single account, you should separately disclose the impact of each adjustment on that line item.

RESPONSE TO COMMENT NO. 1

We have provided the requested details of the restatements in our amended filing on Form 10-KSB. We have also extended these disclosures to our amended quarterly filing on Form 10-QSB for the quarterly period ended March 31, 2006 and our Quarterly filing on Form 10-QSB for the quarterly period ended June 30, 2006. The footnote disclosures contained in those filings are as follows:

                                                           Note
                Amended Filings:                        References
                                                     -----------------
                   Form 10-KSB                        1, 6, 7, 8, 13
                   Form 10-QSB March 31, 2006         2, 5, 6, 7, 10
                Quarterly Filing:
                   Form 10-QSB June 30, 2006          2, 5, 6, 7, 10

COMMENT NO. 2

If you provide the staff with drafts of your amended documents prior to filing the amended Forms 10-KSB and 10-QSB, please provide written confirmation that your independent accountants have audited and reviewed the draft amendments, as applicable, prior to submitting these documents for our review.

RESPONSE TO COMMENT NO. 2

We have elected to file amended reports and financial statements and, accordingly, our audit firm has performed the audit or review procedures that are required.

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COMMENT NO. 3

We note in the draft of your restated consolidated financial statement that it is your intent to present the discount attributable to all debt as a single, separate line item. Please note that paragraph 16 of APB 21 requires discounts and premiums to be reported in the balance sheet as a direct deduction or addition to the face amount of the related debt. Please revise your proposed balance sheet presentation accordingly.

RESPONSE TO COMMENT NO. 3

We have prepared our amended financial statements to reflect the debt discounts as reductions to the carrying values of each of the debt instruments. We are amortizing these discounts through periodic charges to interest expense using the effective interest method.

COMMENT NO. 4

On pages 2 and 18 of the draft revisions to your Form 10-KSB, you disclose that in May 2006 you concluded that it was necessary to restate your financial statements for the fiscal years ended December 31, 2001 through 2005. However, in your Item 4.02 Form 8-K, filed on August 15, 2006, you state that in July of 2006 you determined a restatement of your financial statements was necessary. Please revise your disclosure in one of these documents, as applicable, to indicate the specific date you concluded that a restatement was necessary and your previous issued financial statements could not be relied upon.

RESPONSE TO COMMENT NO. 4

The correct date that we determined restatements were necessary was in July 2006, which is the date stipulated in line 4.02 Form 8-K, as filed on August 15, 2006. The date reflected in our amended Form 10-KSB has been adjusted accordingly.

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COMMENT NO. 5

On page 17 of your proposed revisions to the financial statement disclosures, you state that you used the Black-Scholes-Merton option pricing model to determine the fair value of your derivatives. Please be aware that we do not believe the use of the Black-Scholes-Merton option pricing model is appropriate to value compound embedded derivatives or conversion options that are accounted for as derivatives. You may refer to DIG Issue B15 for guidance on accounting for compound embedded derivatives. Please ensure the methodology and assumptions used in valuing the derivative instrument are appropriate and consistent with the objective of measuring fair value. If the company does not have the necessary valuation expertise internally to properly value these complex derivatives, the company may need to consult with an outside valuation firm.

RESPONSE TO COMMENT NO. 5

We have reconsidered our valuation techniques and agree that Black-Scholes-Merton does not embody all of the necessary assumptions to value our compound derivative financial instruments and our conversion option derivatives. As more fully discussed in the Financial Instruments Policy Note in our amended filings (also see our response to comment no. 1 for note references) for the annual and quarterly periods ended December 31, 2005 and March 31, 2006, respectively, and our quarterly report for the quarterly period ended June 30, 2006, we have utilized valuation techniques that we believe are more consistent with the objective of fair-valuing financial instruments.

In selecting the appropriate technique, we considered, among other factors, the nature of the instrument (e.g. debt versus equity, and whether certain instruments, like preferred stock, were more akin to debt or equity, or features consistent with each), the market risks that the instrument embodies (e.g. credit risk, interest risks, redemption/conversion behaviors, and equity-indexed risks) and the expected means of settlement (e.g. cash and/or equity). A summary of the techniques that we have used in our amended filings are as follows:

    o For less complex derivative instruments, such as freestanding warrants indexed to our common stock, we generally continued to use the Black-Scholes-Merton technique because it embodies all of the requisite assumptions (including trading volatility, estimated terms and risk-free returns) necessary to fair value these instruments.
    o For compound derivatives, such as embedded conversion features that often included default redemption and other features, we are using the Flexible Monte Carlo valuation technique because it embodies all of the requisite assumptions (including credit risk, interest-rate risk and exercise/conversion/redemption behaviors) that are necessary to fair value these more complex instruments.
    o For forward contracts that contingently require net-cash settlement as the principal means of settlement, such as default redemption puts in debt and redeemable preferred stock that are not otherwise convertible instruments, we project and discount future cash flows applying probability-weightage to multiple possible outcomes.

We have reviewed the results achieved from these valuation techniques including the trends and affects on our financial statements. Where the fair value approach to our derivative financial instruments caused significant volatility in our earnings, we have made disclosures about the assumptions that are causing such volatility and the possible impacts on future earnings. For example, in Note 1 to our amended Form 10-KSB, we have disclosed the general reasons, including the particular assumptions, for the overall significant increase in our derivative loss for the period. Throughout our filings we have commented on specific observable trends in income affects relative to specific instruments, as well.

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COMMENT NO. 6

We have read your response to prior comment 4 in our letter dated May 4, 2006, and the revised disclosure you intend to include in the financial statements in an amendment to the Form 10-KSB. Your proposed disclosure continues to focus on your presentation of revenues on a gross versus net basis. Please expand your disclosure to address the criteria set forth in SAB Topic 13.A.1. We reissue our prior comment 4.

RESPONSE TO COMMENT NO. 6

We have revised our revenue recognition policy in our amended reports on Forms 10-KSB and 10-QSB to address our actual policy and the required elements of revenue provided in the referenced Staff Accounting Bulletin. We have incorporated this policy disclosure in our quarterly filing for the quarterly period ended June 30, 2006. The footnote disclosures can be reviewed by reference to the following footnotes:

                                                             Note
                Amended Filings:                          Reference
                                                       -----------------
                   Form 10-KSB                                1
                   Form 10-QSB March 31, 2006                 2
                Quarterly Report:
                   Form 10-QSB June 30, 2006                  2

COMMENT NO. 7

We note your response to prior comment 6 in our letter dated May 4, 2006 in which you explain that your stock-based compensation accounting policy was not correctly described in the financial statements included in the Form 10-KSB.

Please disclose this change in accounting principle in your next amendment to the Form 10-KSB. Include within your disclosure a description of the method you used to report this change in accounting principle as required by paragraph 45(b) of SFAS 123, as amended by SFAS 148.

RESPONSE TO COMMENT NO. 7

We adopted the fair value recognition provisions of SFAS 123 as of January 1, 2005 using the modified prospective method of adoption under the provisions of SFAS 148. We have amended form 10KSB to disclose this change in accounting principle. Please refer to amended form 10-KSB, Significant Accounting Principles, Share-Based Payments and Note 8. For information purposes, we also call your attention to the fact that we adopted SFAS 123R effective January 1, 2006 as reflected in Forms 10-QSB for the first and second quarters of 2006.

COMMENT NO. 8

We have read your responses to prior comments 7 and 11 in our letter dated May 4, 2006 and reviewed your proposed revisions to your financial statements submitted to us in a separate letter dated July 10, 2006. To assist us in clearly understanding the significant events and transactions impacting your convertible preferred stock and convertible debt account balances, please provide us with a schedule detailed schedule that summarizes this information and reconciles to the applicable account balances as of each balance sheet date. Fore each series of preferred stock and each issuance of convertible debt, please provide a schedule that includes at a minimum, the following information:

    o  Date each security was issued, modified and converted;
    o  Date and terms of any waivers obtained;
    o Maturity date of convertible preferred stock and convertible debt and expiration of any warrants issued;
    o  Value of each security as of each balance sheet date;
    o The number of shares of common stock received upon conversion of each security;
    o Number of warrants issued with each security and the date the warrants were exercised;
    o Description of any modifications made to the terms of the agreements and how you considered the guidance of EITFs 96-19 and 05-07;
    o Summary of the features of each security with reference to specific terms of the governing agreements as necessary;
    o For each series of preferred stock, your conclusion as to whether it is more akin to debt or equity and the basis for your conclusion. Your analysis should consider things such as whether the preferred stock (1) is perpetual, (2) has any redemption provisions, including ones that are only operable in the event of default, (3) has voting rights, (4) has a cumulative dividend, (5) has a residual interest in equity, (6) has creditor rights, and (7) is supported by collateral.
    o For each issuance of convertible debt and convertible preferred stock, an indication as to whether or not you believe it represents a conventional convertible instrument; and the basis for your conclusion. Refer to paragraph 4 of EITF 00-19 and EITF 05-02 for guidance. Please be sure to discuss any reset provisions that exist in these agreements.

Please assemble your schedules so that they begin with your balance sheet as of December 31, 2000 and the account balance activity is rolled forward through your most recent interim balance sheet date. Indicate how each instrument will be accounted for at a date of issuance, and each subsequent balance sheet date.

RESPONSE TO COMMENT NO. 8

We have performed a systematic analysis of our financing arrangements. The steps we performed are summarized as follows:

    1. We evaluated all contracts and agreements underlying each financing and identified all features that met the definition of derivative financial instruments as set forth in paragraph 6 of SFAS 133. In developing this evaluation, we applied the concepts set forth in DIG Issue K-1 regarding combining contracts underlying the financing arrangements. Pursuant to paragraph 6 of SFAS 133, we note that a derivative has the following characteristics:
          a. A notional amount or a payment provision and one or more underlyings;
          b. Requires no initial net investment or an initial investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and,
          c. Requires or permits net-cash settlement.
    2. We then determined whether embedded derivative financial instruments required bifurcation pursuant to paragraphs 12 and 61 of SFAS 133. Pursuant to paragraph 12, we note that bifurcation is generally required when:
          a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.
          b. A separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS 133.
          c. The contract that embodies both the embedded derivative instrument and the host contract is not otherwise remeasured at fair value.
    3. We considered whether embedded conversion features were afforded the conventional convertible exemption set forth in paragraph 4 of SFAS 133 and EITF 05-02. We consider features such as anti-dilution protection (for other than traditional events such as reorganizations and stock-splits) not to be consistent with the definition of a conventional convertible security.
    4. We otherwise considered whether the features were afforded the exemption set forth in paragraph 11(a) of SFAS 133. Generally, our instruments were not afforded this exemption because, as you know, we have two contracts that could settle in potentially an unlimited number of shares. Otherwise, for purposes of determining whether the instrument may be classified in stockholders' equity, we considered the eight conditions set forth in paragraphs 12-32 of EITF 00-19.
    5. We evaluated all freestanding instruments (principally warrants issued in connection with the financing) pursuant to EITF 00-19. Generally, our instruments were not afforded equity classification because we have two financial instruments that have variable conversion rates; these features are presumed to result in insufficient authorized and unissued shares to share-settle all of our share-indexed instruments.
    6. We bifurcated embedded derivative financial instruments that were not afforded an exemption and otherwise required bifurcation because they did not meet the "clearly and closely related" criteria set forth in paragraph 61 of SFAS 133.
    7. Some of our contracts contained multiple embedded features that met the paragraph 6 definition of a derivative. In those instances, we applied the guidance of DIG B15 which requires that all such features be combined and bifurcated as one compound derivative financial instrument. The embedded derivatives that we identified are in the tables below.

For purposes of applying our approach, outlined above, to our preferred stock:

    1. We first made a determination whether the particular series was more akin to debt or more akin to equity. We found that the guidance is limited in making this decision. Accordingly, our approach provided for the summarization of all material terms and conditions of the preferred stock and a determination whether each term or condition was an indicator of equity, debt or both. Based upon these conclusions, we made an overall qualitative conclusion whether the debt was more akin to debt or equity.
    2. Similar to our analysis of debt instruments, some of our series of preferred stock contained multiple embedded features that met the paragraph 6 definition of a derivative. In those instances, we also applied the guidance of DIG B15 which requires that all such features be combined and bifurcated as one compound derivative financial instrument. The embedded derivatives that we identified are in the tables below.
    3. We considered whether the classification of all of our preferred stock required classification outside of stockholders' equity pursuant to ASR 268 and EITF D-98. Generally, any feature that, without consideration of probability, that could result in cash settlement caused us to reclassify certain of our series of preferred stock outside of stockholders's equity.

The following table sets forth summary information about our assessment and conclusions regarding our nonconvertible and convertible debt financings:


--------------=--------------------------------------------------------------------------------------------------------
                                 Shares                                                    00-19              F133
   Date                        Indexed to                                      F133        Par. 4           Par 11(a)
Inception/     Inception      ECF/Warrants              Derivative            Par 12     Exemption          Exemption
 Maturity      Face Value      Inception                 Feature                (1)         (2)                (3)
-----------------------------------------------------------------------------------------------------------------------
11-2003/       $ 400,000       10,666,667     Embedded conversion feature       Yes          No              No
11-2005
                                              Anti-dilution protection -ECF     Yes          -               No

                                              Anti-dilution protection
                                              -Warrant                          No           -               Yes

                                              Buy-in put -ECF                   Yes          -               No

                                              Buy- in put -Warrants             Yes          -               No

                                              Default put                       Yes          -               No

                               14,000,000     Detachable warrants               N/A          -               No

                                              Registration rights               N/A          -               No

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
                                      10

-----------------------------------------------------------------------------------------------------------------------
4-2004/        $ 600,000        6,500,000     Embedded conversion feature       Yes          No              No
10-2005
                                              Default put                       Yes          -               No

                                              Buy-in put -ECF                   Yes          -               No

                                              Buy in Put -Warrants              Yes          -               No

                                              Anti-dilution protection-ECF      Yes          -               No

                                3,000,000     Detachable warrants               N/A          -               No

                                              Optional redemption (Warrants)    No           -                -

                                              Term extending option             No           -                -

                                              Registration rights               N/A          -               No
-----------------------------------------------------------------------------------------------------------------------
6-2004/        $ 600,000        4,000,000     Embedded conversion feature       Yes          No              No
12-2005
                                              Default put                       Yes          -               No

                                              Anti-dilution protection-ECF      Yes          -               No

                                              Buy-in put-ECF                    Yes          -               No

                                              Buy-in put -Warrants              Yes          -               No

                                              Anti dilution
                                              protection-Warrants               No           -               Yes

                                              Optional Redemption -Warrants     No           -               Yes

                                              Term extending option             No           -                -

                                7,000,000     Detachable warrants               N/A          -               No

                                              Registration rights               N/A          -               No
-----------------------------------------------------------------------------------------------------------------------

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
6-2004/        $1,008,000       6,720,000     Embedded conversion feature       Yes          No              No
4-2006
                                              Default put                       Yes          -               No

                                              Anti dilution protection -ECF     Yes          -               No

                                              Anti dilution
                                              protection-Warrant                No           -               Yes

                                              Optional redemption -Warrants     No           -               Yes

                                              Buy-in put -ECF                   Yes          -               No

                                              Buy-in put -Warrant               Yes          -               No

                                              Term extending option             No           -                -

                               11,200,000     Detachable warrants               N/A          -               No

                                              Registration rights               N/A          -               No

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10-2004/       $ 693,000        5,825,000     Embedded conversion feature       Yes          No              No
4-2006
                                              Default put                       Yes          -               No

                                              Anti dilution protection-ECF      Yes          -               No

                                              Optional Redemption -Warrants     No           -               Yes

                                              Buy-in put -ECF                   Yes          -               No

                                              Buy-in put -Warrants              Yes          -               No

                                              Term Extending Option             No           -                -

                                2,200,000     Detachable warrants               N/A          -               No

                                              Registration rights               N/A          -               No
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

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
12-2004/       $  240,000       2,100,000     Embedded conversion feature       Yes          No              No
4-2006
                                              Default put                       Yes          -               No

                                              Anti-dilution protection -ECF     Yes          -               No

                                              Optional Redemption -Warrants     No           -               Yes

                                              Buy-in put -ECF                   Yes          -               No

                                              Buy-in put -Warrants              Yes          -               No

                                              Term Extending Option             No           -                -

                                  800,000     Detachable warrants               N/A          -               No

                                              Registration rights               N/A          -               No
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1-2005/        $2,300,000      18,400,000     Embedded conversion feature       Yes          No              No
1-2007
                                              Interest rate floor               No           -                -

                                              Default put                       Yes          -               No

                                              Indexed payment terms             Yes          -               No

                                              Anti dilution protection -ECF     Yes          -               No

                                              Anti dilution
                                              protection-Warrant                No           -               Yes

                                              Optional Redemption -Notes        No           -                -

                                              Optional Redemption -Warrants     No           -               Yes

                                              Buy-in put -ECF                   Yes          -               No

                                              Buy-in put -Warrants              Yes          -               No

                               18,400,000     Detachable warrants               N/A          -               No

                                              Registration rights               N/A          -               No

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

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
4-2005/        $  360,000       1,800,000     Embedded conversion feature       Yes          No              No
10-2005
                                              Default put                       Yes          -               No

                                              Anti-dilution protection-ECF      Yes          -               No

                                              Optional Redemption - Notes       No           -                -

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5-2006/        $2,500,000                     Default put- Notes                Yes         N/A              No
11-2006
                                              Buy-in put - Warrants             Yes          -               No

                                              Anti-dilution
                                              protection-Warrants               Yes          -               No

                                1,500,000     Detachable warrants               N/A          -               No

                                              Registration rights               N/A          -               No

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Notes to table:

(1) In instances where the embedded derivative did not meet the conditions of paragraph 12 of SFAS 133 and was not otherwise afforded an exemption, we have bifurcated the embedded derivative, generally as a component of a compound derivative.
(2) In most instances, we extended anti-dilution protections that were not consistent with the definition of conventional convertible.
(3) For purposes of the paragraph 11(a) exemption, we applied the criteria of EITF 00-19 (paragraphs 12-32) to determine whether the instrument could be classified as stockholders' equity. We have two instruments outstanding during all periods that were indexed to a variable and potentially infinite number of common shares. Accordingly, where we evaluated our instruments pursuant to EITF 00-19 we were unable to conclude that classification in stockholders'
    equity was appropriate.



The following table sets forth summary information about our assessment and conclusions regarding our preferred stock:

---------------------------------------------------------------------------------------------------------------------
                                                                                                00-19       F133
                                Shares      Akin to                                  F133      Par. 4     Par 11(a)
   Date         Inception     Indexed to     Debt            Derivative             Par 12     Exempt      Exempt
 Inception      Proceeds       Warrants     Equity            Feature                (4)         (5)         (6)
---------------------------------------------------------------------------------------------------------------------
Series B                                     Equity   Embedded conversion
   3/1997         $1,260,000       n/a                feature                         No         Yes         Yes

                                                      Anti-dilution protection       Yes         Yes         Yes

---------------------------------------------------------------------------------------------------------------------

Series D                                     Debt     Embedded conversion
   3/1999           $500,000         50,000           feature                        Yes         No          No
   4/1999           $250,000         25,000
   2/2000           $500,000         50,000           Default put                    Yes          -          No

                                                      Mandatory redemption put       Yes          -          No

                                                      Cumulative dividend
                                                      feature                         No          -           -
                                                      Detachable warrants            N/A          -          No
---------------------------------------------------------------------------------------------------------------------

Series F                                     Debt     Embedded conversion
   4/2000         $1,500,000      2,500,000           feature                        Yes         No          No
  10/2000         $  249,990        416,650
                                                      Default put                    Yes          -          No

                                                      Mandatory redemption put       Yes          -          No

   4/2000                         4,600,000           Detachable warrants            N/A          -          No
  10/2000                           114,777

---------------------------------------------------------------------------------------------------------------------

Series G                                     Debt     Embedded conversion
   6/2000           $750,000        882,353           feature                        Yes         No          No
  10/2000           $250.000        294,117
                                                      Put feature                    Yes          -          No

                                                      Mandatory redemption put       Yes          -          No

                                                      Cumulative dividend
                                                      feature                         No          -           -

   6/2000                           344,330           Detachable warrants            N/A          -          No
  10/2000                           114,777
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Series H                                     Debt     Embedded conversion
  12/2001         $1,055,000      2,705,128           feature                        Yes         Yes          -
   1/2002           $150,000        348,837
   2/2002            $50,000        125,000           Default put                    Yes          -          No
   3/2002           $500,000      1,250,000
                                                      Call feature                    No          -           -

                                                      Cumulative dividend
                                                      feature                         No          -           -

  12/2001                         2,637,500           Detachable warrants            N/A          -          No
   1/2002                           375,000
   2/2002                           125,000
   3/2002                         1,250,000
---------------------------------------------------------------------------------------------------------------------

Series I                                     Debt     Embedded conversion
   6/2002           $300,000        750,000           feature                        Yes         No          No

                                                      Default put                    Yes          -          No

                                                      Legend removal failure put     Yes          -          No

                                                      Mandatory redemption put       Yes          -          No

                                                      Cumulative dividend
                                                      feature                         No          -           -

   6/2002                         2,000,000           Detachable warrants            N/A          -          No

---------------------------------------------------------------------------------------------------------------------

Series J                                     Debt     Embedded conversion
   9/2002         $1,000,000      4,000,000           feature                        Yes         No          No
   2/2003           $500,000      2,000,000
   5/2003           $500,000      2,000,000           Default Put                    Yes          -          No

                                                      Cumulative dividend
                                                      feature                         No          -           -

                                                      Call feature                    No          -           -

   9/2002                         4,000,000           Detachable warrants            N/A          -          No
   2/2003                         2,000,000
   5/2003                         2,000,000
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Series K                                     Debt     Embedded conversion
   3/2004           $800,000      6,666,667           feature                        Yes         Yes          -
   6/2004           $150,000      1,500,000
                                                      Default  put                   Yes          -          No

                                                      Cumulative dividend
                                                      feature                         No          -           -

                                                      Call feature                    No          -           -
---------------------------------------------------------------------------------------------------------------------

Notes to table:

(4) In instances where the embedded derivative did not meet the conditions of paragraph 12 of SFAS 133 and was not otherwise afforded an exemption, we have bifurcated the embedded derivative, generally as a component of a compound derivative.
(5) In most instances, we extended anti-dilution protections that were not consistent with the definition of conventional convertible.
(6) For purposes of the paragraph 11(a) exemption, we applied the criteria of EITF 00-19 (paragraphs 12-32) to determine whether the instrument could be classified as stockholders' equity. We have two instruments outstanding during all periods that were indexed to a variable and potentially infinite number of common shares. Accordingly, where we evaluated our instruments pursuant to EITF 00-19 we were unable to conclude that classification in stockholders'
    equity was appropriate.

Details of conversions and other transactions:

You have requested details related to the conversion of our convertible debt and redeemable preferred stock. The tables below illustrate these transactions, by period. We accounted for conversions of debt and preferred stock by recombining the carrying value of the debt or preferred stock with the bifurcated derivative financial instrument and allocating a portion representing the converted amount or balance, as applicable, to stockholders' equity. This accounting is summarized in more detail in our response to your question number 14, below. We accounted for exercises of warrants by reclassifying the derivative balance, or portion thereof, to stockholders' equity. In all instances, the fair values of the derivative financial instruments were adjusted to fair value on the date of the conversion or exercise with a charge or credit, as appropriate, to income before adjustments were made for the conversion or exercise.

                                                       Conversions of Debt/Exercise of Warrants
                                             2002          2003          2004          2005         Q1 2006
                                         ---------------------------------------------------------------------
November 2003 Debt Financing:
  Year end carrying values                   n/a         $ 23,167      $  175,055   $   187,934    $  196,569
  Face value converted                       n/a            -          $  125,000   $    75,000       -
  Common shares issued                       n/a            -           2,500,000     1,656,080       -
   Warrants exercised                        n/a            -             -          14,000,000       -
   Warrants expired                          n/a            -             -             -             -

April 2004 Debt Financing:
  Year end carrying values                   n/a           n/a         $  208,426   $    30,278    $   30,278
  Face value converted                       n/a           n/a         $  175,000   $   250,000       -
  Common shares issued                       n/a           n/a          1,765,958     3,949,606       -
   Warrants exercised                        n/a           n/a            -           3,000,000       -
   Warrants expired                          n/a           n/a            -             -             -

June 2004 Debt Financing:
  Year end carrying values                   n/a           n/a         $  402,607   $   192,454    $  192,454
  Face value converted                       n/a           n/a            -         $   820,240       -
  Common shares issued                       n/a           n/a            -           8,859,941       -
   Warrants exercised                        n/a           n/a            -          11,200,000       -
   Warrants expired                          n/a           n/a

June 2004 Debt Financing:
  Year end carrying values                   n/a           n/a         $  240,087   $   668,000    $  668,000
  Face value converted                       n/a           n/a            -             -             -
  Common shares issued                       n/a           n/a            -             -             -
   Warrants exercised                        n/a           n/a            -           7,000,000       -
   Warrants expired                          n/a           n/a            -             -             -

October 2004 Debt Financing:
  Year end carrying values                   n/a           n/a         $   73,056       $ 5,188    $    6,219
  Face value converted                       n/a           n/a            -         $   571,250       -
  Common shares issued                       n/a           n/a            -           6,061,322       -
   Warrants exercised                        n/a           n/a            -             500,000     1,700,000
   Warrants expired                          n/a           n/a            -             -             -

December 2004 Debt Financing:                n/a           n/a
  Year end carrying values                   n/a           n/a         $  -         $   -          $  -
  Face value converted                       n/a           n/a            -         $   210,000       -
  Common shares issued                       n/a           n/a            -           2,176,166       -
   Warrants exercised                        n/a           n/a            -             800,000       -
   Warrants expired                          n/a           n/a            -             -             -

January 2005 Debt Financing:
  Year end carrying values                   n/a           n/a           n/a        $     1,620    $    3,031
  Face value converted                       n/a           n/a           n/a          2,285,000       -
  Common shares issued                       n/a           n/a           n/a          9,593,677       -
   Warrants exercised                        n/a           n/a           n/a         18,400,000       -
   Warrants expired                          n/a           n/a           n/a            -             -

May  2006 Debt Financing:
  Year end carrying values                   n/a           n/a           n/a           n/a           n/a
  Face value converted                       n/a           n/a           n/a           n/a            -
  Common shares issued                       n/a           n/a           n/a           n/a            -
   Warrants exercised                        n/a           n/a           n/a           n/a            -
   Warrants expired                          n/a           n/a           n/a            -             -

                                                    Conversions of Preferred/Exercise of Warrants
                                             2002          2003          2004          2005        Q1 2006
                                         ---------------------------------------------------------------------
Series B Preferred Financing:
  Year end carrying values                 $  107,440    $  107,440    $  107,440    $  107,440    $  107,440
  Face value converted                     $     -       $     -       $     -       $     -       $     -
  Common shares issued                           -             -             -             -             -
   Warrants exercised                        n/a             n/a           n/a           n/a           n/a
   Warrants expired                          n/a             n/a           n/a           n/a           n/a

Series D Preferred Financing:
  Year end carrying values                 $     -       $     -       $     -       $     -       $     -
  Face value converted                     $  875,000        n/a           n/a           n/a           n/a
  Common shares issued                      5,081,830        n/a           n/a           n/a           n/a
   Warrants exercised                            -             -             -          763,750          -
   Warrants expired                              -             -             -             -             -

Series F Preferred Financing:
  Year end carrying values                 $1,305,150    $1,305,150    $  551,150    $   52,480    $   52,480
  Face value converted                      $ 444,840    $     -       $  750,000    $   502,670   $     -
  Common shares issued                      2,320,224          -        9,589,656      3,708,591         -
   Warrants exercised                            -             -             -         3,676,518         -
   Warrants expired                              -             -             -             -             -

Series G Preferred Financing:
  Year end carrying values                 $3,289,795    $  607,810    $     -       $     -       $     -
  Face value converted                     $  231,270    $   94,270    $  607,810
  Common shares issued                      1,550,680     1,530,000     6,308,045
   Warrants exercised
   Warrants expired                              -          459,107          -             -


Series H Preferred Financing:
  Year end carrying values                 $    6,034    $  482,824    $  840,215    $  388,305    $  427,479
  Face value converted                           -       $  100,000          -       $1,010,000          -
  Common shares issued                           -          284,688          -        2,525,000          -
   Warrants exercised                            -             -             -             -             -
   Warrants expired                              -             -             -             -             -

Series I Preferred Financing:
  Year end carrying values                 $  300,000    $  300,000    $  300,000    $     -       $     -
  Face value converted                           -             -             -       $  300,000          -
  Common shares issued                           -             -             -        3,011,761          -
   Warrants exercised                            -             -             -        1,333,333          -
   Warrants expired                              -             -             -          666,667          -

Series J Preferred Financing:
  Year end carrying values                 $   25,000    $  270,969    $  485,825    $  871,042    $1,007,927
  Face value converted                           -             -             -             -             -
  Common shares issued                           -             -             -             -             -
   Warrants exercised                            -             -             -        8,000,000          -
   Warrants expired                              -             -             -             -             -

Series K Preferred Financing:
  Year end carrying values                   n/a           n/a          $ 750,265     $ 792,672     $ 803,688
  Face value converted                       n/a           n/a            -             -             -
  Common shares issued                       n/a           n/a            -             -             -
   Warrants exercised                        n/a           n/a           n/a           n/a           n/a
   Warrants expired                          n/a           n/a           n/a           n/a           n/a

COMMENT NO. 9

We note your response to comment 11 dated May 4, 2006 in which it appears you have identified embedded derivatives that should have been bifurcated from their host instruments. Please provide a listing of each type of embedded derivative you have identified for bifurcation along with the value you have assigned to each of these derivatives as of each balance sheet date. Please also disclose the valuation methodology used and the key assumptions used in your analysis. See also comment 5 regarding valuation methodologies.

In addition, we noted the following terms in certain preferred stock and debt agreements that may require further analysis. As previously requested, please tell us whether you consider these features embedded derivatives that require bifurcation; explain the basis for your review.

    o In the event of default the dividend rate increases for the Series H, J, and K preferred stock. As indicated in paragraph 61(h) of SFAS 133, the economic characteristics of this feature may not be clearly and closely related to the economic characteristics of the equity host.
    o Certain debt is mandatorily redeemable at the option of the holder in the event of a default as defined by the note agreement. Refer to paragraph 61(d) of SFAS 133, DIG Issue B16 and DIG Issued B38 for guidance on the put and call options embedded in debt instruments.

RESPONSE TO COMMENT NO. 9

Please see the tabular summaries that we provided in our response to comment no. 8 related to the derivative financial instruments that we identified and those that required bifurcation under paragraph 12 of SFAS 133. Also, please refer to Note 1 in the amended annual report and quarterly report for a tabular presentation of the derivative balances at the respective financial statement dates. Finally, see our response to comment no. 5 that sets forth the techniques that we selected to value our derivative financial instruments and the justification therefore.

We have amended our 2005 Annual Report on Form 10-KSB and our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006 to provide for the additional disclosures:

    o Notes 1 and 2 under the caption Financial Instruments in our amended Form 10-KSB and Form 10-QSB, respectively, reflect our amended policies for our accounting for derivative financial instruments, including the valuation techniques that we have used. In these footnote disclosures, we have also summarized the components of our derivative financial instruments and, where appropriate, the number of our common shares to which the derivatives are indexed.
    o Notes 5, 6 and 7 in our amended Form 10-KSB and notes 4, 5, and 6 in our amended Form 10-QSB related to Notes Payable, Convertible Notes Payable and Redeemable Preferred Stock reflect our analysis of the financing transaction, the derivative financial instruments that required bifurcation and the derivative income (expense) related to the financing for the periods reported.
    o Notes 1 and 2 under the caption Financial Instruments in our amended Form 10-KSB and Form 10-QSB, respectively, reflect the disclosures required in SFAS 107.

We provided similar disclosures in our Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2006.

As it relates to the two features that you have requested our specific consideration (i.e. the two bullet points in your comment) please see our approach to analyzing embedded features in our response to comment no. 8. Generally, we found that many of our preferred stock series, which we previously incorrectly reported as equity was, in fact, more akin to debt than equity. As a result we evaluated the clear and close relationship of embedded features as if these preferred stock issuances were a debt instrument. As a result, we did not encounter interest derivatives that did not meet the conditions of paragraphs 13 and 61(a) of SFAS 133 to achieve the clearly and closely related criteria. However, many of the default redemption features, which are generally considered to be clearly and closely related to debt instruments, subject to the conditions set forth in paragraph 61(d), were found also to be indexed to equity features that we concluded were not clearly and closely related to host debt and debt-type instruments. In making the determination that these default redemption features (also referred to herein as default puts) required bifurcation and or inclusion in our compound derivative instruments, where applicable, we applied the guidance of DIG B-16 that clarifies the requirements for puts and calls in debt or akin-to-debt instruments.

COMMENT NO. 10

On pages 2 and 20 of your proposed revisions to Form 10-KSB you state that you amended a note agreement to remove a variable conversion feature, effective January 1, 2006. It is our understanding that you and the note holder did not agree to this modification to the agreement until the second quarter of 2006. Changes in accounting resulting from this modification should be applied as of the date of the amendment and may not be applied retroactively to an earlier date of convenience. Please revise your analysis and proposed revisions accordingly.

In addition, we note your disclosure in which you state that you reclassified the related derivative liability to equity as a result of removing the variable conversion feature. Please understand that such a modification would ordinarily require recombining the conversion feature and the host instrument, with amortization or accretion of the liability to the maturity amount; but only when you have eliminated all other contracts that are convertible into an unlimited number of shares. Please explain to us in further specificity how you recorded this modification in accounting for the conversion feature.

RESPONSE TO COMMENT NO. 10

We agree that retroactive recognition of a modification agreement or, for the most part, any other accounting transaction is not appropriate under generally accepted accounting principles. We also acknowledge that accounting standards, such as EITF 96-19, afford accounting requirements for such modifications, and have considered these standards where appropriate.

Notwithstanding, we have reconsidered the subject modification arrangement and, after a careful review and consultation with our legal counsel, we have concluded that the subject modification did not remove all instances in which the debt holder may require a variable conversion rate as we had intended. Accordingly, we are not able to record the reclassification reflected in our proposed amendment for this reason, and the fact that there is also one other variable-indexed instrument (the Series F Preferred Stock) that would preclude reclassification of our other derivative financial instruments to stockholders' equity.

COMMENT NO. 11

We note your disclosures on pages 1 and 19 of your proposed revisions to the Form 10-KSB in which you explain the discount on a convertible notes will be recognized immediately as interest expense if the note is immediately convertible at the date of issuance. Generally, the discount should be amortized to interest expense over the contractual term of the note using the effective interest method irrespective of when the note is convertible. This is true regardless of whether the convertible notes are within the scope of SFAS 133 or with the scope of EITFs 98-5 and 00-27. Refer to paragraph 19 of EITF 00-27, which resulted in a modification of the accounting under EITF 98-5 and paragraph 15 of APB 21 for additional guidance. Similarly, you would not recognize the entire premium or discount on preferred stock as a dividend if it is immediately convertible at the date of issuance. See Topic 3C and paragraphs 19 and 20 of EITF 00-27. Please revise your analyses and proposed financial statement revisions accordingly.

RESPONSE TO COMMENT NO. 11

We have reviewed the referenced standards and agree that immediate recognition of a discount on debt or redeemable preferred stock is not correct. Our restated financial statements provide for amortization of any discounts (arising from either SFAS 133 or EITFs 98-5 and 00-27) over the stated terms of the instruments, whether debt or redeemable preferred stock, using the effective method.

COMMENT NO. 12

We note your disclosures on page 2 and 20 of your proposed revisions to the Form 10-KSB in which you explain the variable conversion feature of the two notes issued in 2003 "tainted" all outstanding warrants and non-employee options. Please confirm to us that you did not issue any instruments prior to issuance of these notes in 2003 that were convertible into an unlimited number of shares, if true. In this regard, it appears that the Series F Preferred stock issued in 2000 is convertible into a potentially unlimited amount of shares. Please advise and revise your accounting accordingly.

RESPONSE TO COMMENT NO. 12

You are correct in your observation about our Series F Preferred Stock issued in 2000; it is, in fact, convertible into a potentially unlimited number of common shares. As a result, we have revised our accounting to reflect the reclassification of warrants and other derivative contracts to derivative liabilities since the issuance of the Series F Preferred. These other derivative instruments reflect fair value adjustments during all periods outstanding with charges or credits, as applicable, to derivative income (expense) in our revised financial statements. For periods prior to the dates that financial statements are provided in our amended filings the effects on stockholders' equity for the income and expense have been restated and are now properly reflected.

Also see our response to comment no. 10.

COMMENT NO. 13

We note your proposed revisions to the carrying amounts of certain notes payable, in particular the Mid-Am Capital LLC note, in the proposed revised balance sheets. Please tell us how the carrying amounts were previously determined and the nature of the significant proposed increases to these liabilities.

RESPONSE TO COMMENT NO. 13

We had previously allocated proceeds of a $750,000 face value note payable to Mid-Am Capital, LLC to a beneficial conversion feature and freestanding detachable warrants, and, subsequently, did not accrete these discounts. We should not have calculated a beneficial conversion feature as the note was not convertible. We have corrected our amended financial statements to allocate the proceeds to only the freestanding warrants and to accrete the discount to the face value of the note payable. The note was fully accreted as of the end of 2005 and paid in August 2006.

COMMENT NO. 14

Please provide a sample of journal entries you recorded upon conversion of a portion of the convertible debt or convertible preferred stock by the holder. Your response should include a sample of the journal entries recorded upon exercise of a convertible debt/convertible preferred stock arrangement that is subject to the scope of EITF 98-5 and 00-27, as well as the journal entries recorded upon conversion of an instrument subject to the scope of SFAS 133 and EITF 00-19.

RESPONSE TO COMMENT NO. 14

When holders of our convertible debt or convertible redeemable preferred stock provide us with notices of conversion, we account for the conversion on the date of notice. The following journal entry descriptions illustrate the accounting that we apply:

- We adjust the bifurcated embedded conversion feature related to the hybrid instrument to fair value on the conversion date using the fair value technique that we selected for the compound derivative instrument. Fair value adjustments to our derivative financial instruments are recorded as charges or credits to income.
- We adjust the carrying value of the host instrument to a current date by recording amortization of debt discounts using the effective method. Amortization of debt discounts are recorded as charges to interest expense.
- We combine the host and bifurcated derivative financial instrument and determine the conversion amount using a pro-rata basis; that is, we compare the total number of indexed shares to the number of conversion shares. We do not record a journal entry in this process; rather this is the method to determine the financial affect of the conversion.
- We reclassify the pro-rata amount representing the conversion amount from the hybrid financial instrument to stockholders' equity; specifically, paid-in capital and common stock.
- We reconsider the carrying values of our bifurcated derivatives and host instruments following this reclassification to assure that they are carried at the proper amounts.
- We adjust our debt discount amortization schedules, which apply the effective method, in anticipation of the future effects on interest/amortization of the conversion.

We did not have any conversions related to instruments that initially embodied a beneficial conversion feature under EITFs 98-5 and 00-27. However, we would apply the same pro-rata framework to the carrying value of the host instrument if we were to have such conversions.

COMMENT NO. 15

Although we indicated in prior comment 10 in our letter dated May 4, 2006 that we would not object to the presentation of your convertible preferred stock as permanent equity, based upon certain representations you had made, we have since revisited the agreements governing these securities and have noted terms with the agreements that do not support your current presentation. For example, page 28 of your response letter dated March 14, 2006 indicates that the Series H, J, and K subscription agreements give the holders of the Series H, J and K convertible preferred stock the option to compel mandatory redemption at 140% of the stated value in the event the company is unable to deliver common stock. This appears to be a redemption provision that is outside of the control of the company. We note that other agreements may have similar provisions, or different provisions which could impact the classifications of these instruments. For each series of preferred stock please provide detailed analysis to support your classification of each security as permanent equity. Please use the guidance of EITF D-98, as well as the tentative conclusions reached by the Task Force in paragraphs 60-61 of EITF 00-27 when preparing these analyses.

RESPONSE TO COMMENT NO. 15

We have reconsidered the classification of all of our preferred stock series, following the guidance set forth in EITF D-98. In reconsidering such classification, we analyzed all relevant agreements entered into contemporaneously with the preferred stock financings, including subscription and other agreements. As a result of this review, we concluded that Series F, H, J and K Preferred Stock required classification outside of stockholders' equity because the holders may require cash settlement in the presence of certain default provisions, including the non-delivery of common shares. We concluded that Series B Preferred Stock continued to be afforded equity classification since it did not contain such cash settlement requirements or other provisions requiring that it be classified outside of stockholders equity. We agree that the Company's ability to deliver shares is not within its control given the presence of instruments with a potentially unlimited number of indexed shares. Also see our response to comment no. 8 for our determination of (i) whether these series of preferred stock are more akin to debt or equity and (ii) our accounting for embedded derivative features (such as these default redemption puts) that required bifurcation and accounting as derivative financial instruments.

COMMENT NO. 16

On page 24 of your response letter dated July 31, 2006, you state that your series F preferred stock was not subject to SFAS 133 because it was issued in April 2000; therefore, you have not prepared an analysis for embedded derivatives. As indicated in paragraph 50 of SFAS 133, you were required to recognize embedded derivatives as of the date you initially applied SFAS 133 or as of an earlier selected transition date. Please consider the transition guidance provided in paragraphs 48 through 56 of SFAS 133 and DIG Issue J1 and review the terms of the Series F preferred stock agreements for embedded derivatives that would have been required to be bifurcated upon the adoption of SFAS 133.

RESPONSE TO COMMENT NO. 16

We agree that SFAS 133 was applicable to our Series F Preferred Stock. As more fully outlined in our response to comment no. 8, we have evaluated the terms and conditions of the Series F Preferred Stock and have concluded that embedded derivatives required bifurcation. In addition, as noted in our response to comment no. 15, we have reclassified Series F Preferred Stock outside of stockholders' equity in accordance with EITF D-98.

COMMENT NO. 17

To the extent that the conversion option in convertible preferred stock or debt is not required to be bifurcated, please tell us how you applied EITF 98-5 and 00-27.

RESPONSE TO COMMENT NO. 17

We have applied the guidance of EITF 98-5 and 00-27 to those instruments where bifurcation of the conversion feature was not required, such as where the conventional convertible exemption was available. An example of our approach to the application of these standards is presented below for our Series K Preferred Stock:

    o We summarized the terms and conditions of the Series K Preferred Stock and concluded that the instrument was more akin to debt than to equity.
    o We reviewed all embedded features and concluded that the mandatory redemption put required bifurcation and classification as a derivative liability because it was indexed to certain events that were not considered to be within our control.
    o We allocated proceeds from the financing to the derivative liability at its fair value. We computed the fair value of this derivative using a cash flow model that considered multiple probability weighted outcomes. We note that had freestanding warrants been issued with the Series K Preferred; therefore, a relative fair value allocation would have been appropriate pursuant to APB 14.
    o We computed the "effective conversion rate" in accordance with EITF 00-27 which represented the remaining proceeds ascribed to the host instrument divided by the number of shares into which it was convertible.
    o We compared the effective conversion price to the trading market price and found that it was lower. As a result, the beneficial conversion feature was computed as the difference between the effective conversion price and the trading market price, times the number of indexed shares. This amount was classified as stockholders' equity. We note that, in instances where the beneficial conversion feature exceeded the remaining proceeds, we limited the allocation to those remaining proceeds.
    o The discount to the host instrument from the bifurcation of the mandatory redemption put and the beneficial conversion feature is being accreted through periodic charges to retained earnings using the effective interest method. We note that in the case of debt, the discount is amortized to interest expense, also using the effective interest method.
    o We evaluate the fair value of the bifurcated derivative at each reporting date, or, when applicable, at a conversion date, and record adjustments to derivative income or expense, as applicable.

COMMENT NO. 18

We note on pages 3 and 20 of your proposed revisions to your financial statements your disclosure in which you explain that you re-priced and extended the terms of certain warrants. Please explain to us how you accounted for these modifications. Consider the guidance of EITF 96-19 and 05-07 when preparing your response.

RESPONSE TO COMMENT NO. 18

We consider the purpose of the repricing of our warrants that are carried as derivative liabilities. The change in warrant value of a repricing that relates specifically to debt modifications are considered as a part of the change in value for purposes of EITF 96-19 in order to determine whether extinguishment accounting is appropriate. Otherwise, repricings are accounted for as a remeasurement wherein the change in fair value is recorded as a charge to income.

We account for warrant extensions as the expiration of the original warrant and the origination of a new warrant. We have only extended one warrant which was related to a license agreement that was the subject of litigation. Our settlement agreement which provided for an extension of the warrant resulted in its remeasurement at fair value with a corresponding charge to litigation settlement expense.

COMMENT NO. 19

We note that for purposes of complying with the disclosure requirements of paragraphs 47 and 48 of SFAS 123 you have combined stock option and warrant information. We would not expect your non-employee warrant awards to have similar characteristics to your employee stock awards. Therefore, please revise your disclosure to present this information separately, as indicated in paragraph 47 of SFAS 123.

RESPONSE TO COMMENT NO. 19

We agree that our non-employee warrant awards do not have similar characteristics to our employee stock awards. We have revised our disclosures in our amended 2005 Annual Report on Form 10-KSB to separate these transactions into separate disclosures. See footnote 8 to our amended Form 10-KSB.

COMMENT NO. 20

We have read your response to comment 12 in our letter dated May 4, 2006 in which you explain that certain accrued amounts relate to costs incurred for discontinued materials that will no longer be used in the production of your products. As previously requested, please disclose the origin of these accrued amounts.

RESPONSE TO COMMENT NO. 20

We would like to clarify our response. The costs that were accrued relate to stipulated penalties under a purchase and production agreement for the production of certain products that we chose to discontinue. We recorded the stated penalty amounts at the fair value of the amounts due upon termination of the production contract. We believe that our recognition of these costs upon termination of the arrangement was appropriate under the guidance of SFAS 146. We subsequently paid these penalties in the third fiscal quarter of 2006.

We have revised our disclosures in our amended reports on Form 10-KSB and 10-QSB (for the March 2006 and June 2006 quarterly periods) to disclose the origin of these costs.

COMMENT NO. 21

We note that you intend to restate your financial statements for the years ended December 2001 through 2005, and you have notified investors that they should not rely on your previously issued financial statements. In light of these events, please tell us what consideration you have given to your disclosure controls and procedures and internal controls over financial reporting and your previous disclosures regarding the effectiveness of your disclosure controls and procedures. In this regard, when you file the amendments to your periodic reports, the principal executive and principal financial officers should re-evaluate their original conclusions regarding the effectiveness of the disclosure controls and procedures and determine whether they are still correct, or whether they need to be modified, supplemented or corrected in order to explain the relationship between the failure of the disclosure controls and procedures and the restated financial statements.

RESPONSE TO COMMENT NO. 21

In connection with our evaluation of the processes that led to the material restatements to our financial statements, our principal executive and financial officers, after consultation with our audit committee and legal counsel, have concluded that the Company's disclosure controls and procedures were not effective and, subject to extensive planned remedial actions, continue to be ineffective.

We have revised Item 8A of our amended 2005 Annual Report on Form 10-KSB and
Item 3 of our amended Quarterly Report on Form 10-QSB to disclose our conclusion that the Company has a material weakness in the processes underlying the preparation of our financial statements in accordance with generally accepted accounting principles. Under the guidance of our audit committee, we are implementing remedial measures to mitigate these control weaknesses. These measures are also disclosed in our amended filings.

Contemporaneous with this letter, we have filed our amended Form 10-KSB for the fiscal year ended December 31, 2005, our amended Form 10-QSB for the six months ended June 30, 2006 and an amended Form SB-2 that incorporates the filings and appropriate information covered by this response letter.



Sincerely yours,

/s/ Roy D. Toulan, Jr.

Roy D. Toulan, Jr.
Vice President, General Counsel

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